Exhibit 99.84

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Bitzero Holdings Inc. (formerly WBM Capital Corp.) (the “Company” or “Bitzero”)

1100 One Bentall Centre

505 Burrard Street, Suite 1100

Vancouver, British Columbia

V7X 1M5

Item 2 – Date of Material Change

February 10, 2026

Item 3 – News Release

A news release announcing the material change was disseminated by the Company on February 10, 2026, through Newsfile and filed on SEDAR+.

Item 4 – Summary of Material Change

On February 10, 2026, the Company announced the engagement of an investor relations service provider and extension of agreements with existing investor relations service providers.

Item 5 – Full Description of Material Change

Pursuant to the respective contract terms detailed below, the Company entered into agreements with three investor relations firms on the terms outlined below. Each of the named firms is an arm’s-length party to the Company, holds no securities of the Company and has no right or intent to acquire any as part of their agreements with Bitzero.

All compensation for services pursuant to the following agreements will be paid in cash, and no securities will be issuable pursuant to these agreements.

Details of the agreements are as follows:

●	i2i Marketing Group, LLC with a business address of 1107 Key Plaza, Suite 222, Key West, FL 33040, USA to provide marketing services including social media management, content creation, distribution, digital marketing, digital advertising and any other marketing services as agreed upon by the Company for distribution by email and on popular online investor platforms, in exchange for cash compensation of US$125,000. The agreement commenced on September 30th, 2025 and has been renewed on February 10th, 2026 for a period of six months or until the retainer is depleted. I2i can be at contact@i2illc.com or by telephone at (240) 315-4665.

●	Native Ads, Inc. with a business address of 244 Fifth Avenue, Suite N-249 New York, N.Y. 10001 USA to provide a marketing campaign that includes cost per click advertising, media buying and content distribution, search engine marketing, content creation, web development, advertising creative development, search engine optimization, campaign optimization, and reporting and data insights services, in exchange for total retainer cash compensation of US$75,000. The agreement commenced on February 17th, 2025 and has been renewed on February 10th, 2026 for an additional term of up to twelve months or until the retainer is depleted. Native Ads can be contacted at support@nativeads.com or by telephone at 1-866-773-3540.

●	Plutus Invest & Consulting GmbH with a business address of Buchstrasse 13, Bremen 28195, Germany, to provide design and implementation of an advertisement-based investor awareness campaign focused on the European investment market, primarily through digital marketing, digital advertising, email distribution, and on popular online investor platforms, in exchange for cash compensation of €100,000. The agreement between the Company and Plutus commences on February 6th, 2026 for a term of twelve months following its execution, with the option to extend or renew upon mutual agreement. Plutus can be contacted at contact@plutusinvest.de or by telephone at +49 421 17540174.

Item 6 – Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7 – Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 – Executive Officer

Mohammed Bakhashwain

Chief Executive Officer

Bitzero Holdings Inc.

Email: investors@bitzero.com

Tel: +44 777 303 0394

Item 9 – Date of Report

February 19, 2026